Mail Stop 3561

July 10, 2006

Mr. Brian Rodriguez
President and Treasurer
G/O International, Inc.
18205 Burkhardt
Tomball, TX   77377

Re: G/O International, Inc.
Form 10-KSB
Filed March 30, 2006
File No. 000-24688

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Item 8A – Controls and Procedures

1.   We note your disclosure that your President and Chief Financial Officer concluded that your disclosure controls and procedures are "effectively designed" to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Please revise your disclosure to clarify, if true, that your disclosure controls and procedures are effective, rather than effectively designed.

2. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Note that to the extent that your disclosure includes a definition of disclosure controls and procedures, the entire definition must be provided, and a clear conclusion regarding effectiveness with respect to each component must be made. See Exchange Act Rule 13a-15(e) and revise your disclosure accordingly.

3. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Form 10-QSB for the Quarter Ended March 31, 2006

Financial Statements

Statements of Operations, page F-3

4. We note that the gain on disposition of a majority interest in a subsidiary appears to stem from a forgiveness of debt by a related party. The staff believes that forgiveness of debt by a related party typically should be treated as a capital transaction. Please refer to APB 26, paragraph 20, footnote 1 and revise the financial statements accordingly, or tell us why you believe that no revisions are required. Include the specific accounting literature on which your conclusion is based.

5. To the extent that the financial statements are restated in response to the prior comment, provide the disclosures required by paragraph 26 of SFAS 154.

Item 3 – Controls and Procedures

6. Please revise the filing as necessary, to address the comments above with respect to disclosure controls and procedures in the 10-KSB for the year ended December 31, 2005. Also, to the extent that the financial statements are restated, tell us how you evaluated the effect of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures.

   As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies